EXHIBIT 99.1

Luxoft Holding, Inc Reports Results for Three Months Ended June 30, 2017

LONDON— Luxoft Holding, Inc (NYSE:LXFT), a leading provider of software development services and innovative IT solutions to a global client base, today announced results for the three months ended June 30, 2017.

Highlights — Three Months Ended June 30, 2017

•                  US GAAP revenue amounted to $209.2 million, an increase of 17.5% year over year

•                  Adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) were $26.4 million and adjusted EBITDA margin was 12.6%, compared to $29.6 million and 16.6% in the year-ago quarter

•                  Diluted EPS on a US GAAP basis was $0.18, compared to $0.42 in the year-ago quarter

•                  Diluted EPS on a non-GAAP basis was $0.50, compared to $0.62 in the year-ago quarter

•                  As of June 30, 2017, the total number of employees was 12 814, revenue per billable engineer has increased to $75.9 thousand.

Revenue for the three months ended June 30, 2017 increased to $209.2 million, up 17.5% from $ 178.0 million for the same period a year ago, and increased 2.5% sequentially. Adjusted EBITDA was $26.4 million with corresponding margins of 12.6%, as compared to $29.6 million and 16.6%, respectively, in the year ago quarter. US GAAP net income was $6.3 million, or $0.18 per diluted share, compared to $14.1 million and $0.42 per diluted share for the same period a year ago, and $13.7 million and $0.40 sequentially. Non-GAAP net income was $17.1 million, or $0.50 per diluted share, compared to $21.0 million and $0.62 per diluted share for the same period a year ago, and $21.5 million and $0.63 sequentially. Reconciliations between non-GAAP financial measures and US GAAP operating results and diluted EPS are included at the end of this release.

“We posted a top line growth for the quarter below 20%, impacted by the expected deceleration in the top two accounts.  Additional headwinds came from seasonal weakness, decision making slowdown in the financial services vertical, and softer growth within two large M&A-related customers, affected by their internal reorganizations.  Despite of that, outside of the top two accounts the business posted a strong annual growth in excess of 55%.  We are expanding offerings in Automotive, Healthcare and Digital Enterprise, where we see demand for high complexity digital innovation and cloud deployments, which is a part of our current backlog,” said Dmitry Loschinin, Luxoft’s CEO and President.  “As we continue to diversify our business, we are pleased to see success across a broad client base and a further increase in our revenue per billable employee, while top 3 client concentration decreases 16% year over year. Financial year 2018 is a pivotal year for our company, with a lot of moving parts, some challenges, yet really exciting changes and business opportunities.”

The company’s following verticals experienced revenue growth, with Telecom and Automotive delivering the strongest performance of 157.1% and 38.0%, respectively, on a year over year basis. Financial Services decreased 7.3%, compared to the year ago quarter.

The company exhibited solid performance across the following core revenue-generating geographies: revenues generated in North America increased 66.3% and revenues generated in Europe increased 23.4%.  This quarter the company changed its methodology for reporting revenue breakdown by geography, merging some of the locations previously reported on the stand-alone basis.  This methodology will be consistently applied going forward.

“We are pleased to report good double digit growth in the first quarter, most of which was delivered by strong performance of high potential accounts, which comprise 37% of total revenues for this period.  This year we continue seeing some headwinds on our gross margin side, primarily driven by investments associated with development of our high potential accounts, which, while growing in revenue concentration, have not yet reached firm-wide average gross margin levels.  Our profitability is also affected by rebalancing of the client portfolio and initially lower margin accounts that usually come from the acquisitions,” stated Evgeny Fetisov, Chief Financial Officer.  “We have a solid pipeline of new opportunities and a continued strong performance of the HPA base, now consisting of 50 accounts. Thus, we expect the pace of organic growth to improve as compared to last year to above 30% outside of top 2 accounts.  In the upcoming quarters we also anticipate to post improved adjusted EBITDA and net income.”

Outlook for the Financial Year Ending March 31, 2018

•                  Revenue is expected to be at least $920 MM, revised down from originally announced $943 million, which represents an increase of at least 17.1% year over year

•                  Adjusted EBITDA margin is expected to be in the range of 15.5% - 16.5%, revised from previous guidance of 17.0% - 19.0%

•                  Diluted EPS on GAAP basis is expected to be at least $1.53, and diluted EPS on a non-GAAP basis at least $2.85

•                  EPS is based on an estimated weighted average of 35,051 thousand diluted shares

Conference Call Information

A conference call will be conducted with the members of Luxoft’s senior management at 8:00 a.m. EDT on Friday, August 11, 2017 to review the financial and operational performance of the company for the above-mentioned period.

To participate in the conference call please dial 877-407-8293 (for domestic U.S. callers) or 201-689-8349 (for international callers). A live webcast will also be available during the call and can be accessed at http://edge.media-server.com/m/p/ek9zw46c/lan/en. Participants, please access the website at least 10 minutes prior to the call to register and follow the instructions provided on the website to download and install the necessary applications.

If you are unable to join our live event, a replay will be available by dialing 877-660-6853 (for domestic U.S. callers) or 201-612-7415 (for international callers) and entering the conference ID# 13666208. The replay will be available from two hours as of the end of the call and up to 11:59 p.m. EDT on August 25, 2017. The replay will also be available at Luxoft’s Investor Relations portal for 14 days following the call.

About Luxoft

Luxoft Holding, Inc (NYSE:LXFT) is a leading provider of software development services and innovative IT solutions to a global client base consisting primarily of large multinational corporations. Luxoft’s software development services consist of core and mission critical custom software development and support, product engineering and testing, and technology consulting. Through its services and solutions, Luxoft helps clients improve their competitive position by increasing efficiency, optimizing costs, and enabling changes through disruptive digital technologies that enhance end-user experience and shorten time-to-market.. The Company develops its solutions and delivers its services from 35 dedicated delivery centers worldwide. It has over 12 800 employees across 40 cities and 19 countries in North America, Mexico, Western and Eastern Europe, Asia Pacific, and South Africa. Luxoft is incorporated in Tortola, British Virgin Islands, has its operating headquarters office in Zug, Switzerland and is listed on the New York Stock Exchange. For more information, please visit http://www.luxoft.com.

Non-GAAP Financial Measures

To supplement our financial results presented in accordance with US GAAP, this press release includes the following measures defined by the Securities and Exchange Commission as non-GAAP financial measures: earnings before interest, tax, depreciation and amortization (EBITDA); adjusted EBITDA; non-GAAP net income; non-GAAP diluted Earnings per share (EPS) and Free Cash Flow (FCF). EBITDA is calculated as earnings before interest, tax, depreciation and amortization, where interest includes unwinding of the discount rate for contingent liabilities. Prior year amounts were amended accordingly. Non-GAAP net income and non-GAAP EPS exclude stock-based compensation expense, amortization of fair value adjustments to intangible assets and impairment thereof and other acquisitions related costs that may include changes in the fair value of contingent consideration liabilities. Non-GAAP diluted EPS are calculated as non-GAAP net income divided by weighted average number of diluted shares. Free Cash Flow is calculated as operating cash flow less capital expenditure which consists of purchases of property, plant and equipment and intangible assets as defined in the cash flow statement.

We adjust our non-GAAP financial measures to exclude stock based compensation, because it is a non-cash expense. We also adjust our non-GAAP financial measures to exclude the change in fair value of contingent consideration, because we believe these expenses are not indicative of what we consider to be normal course of operations. Our non-GAAP financial measures are adjusted to exclude amortization of purchased intangible assets in order to allow management and investors to evaluate our results from operating activities as if these assets have been developed internally rather than acquired in a business combination. Finally, we adjust our non-GAAP financial measures to exclude acquisition-related costs, which comprise payments to consulting firms as well as fees paid upon successful completion of acquisition; as well as certain incentive payments for members of management of the acquired companies as provided for in the acquisition agreements. These payments are based on performance of the acquired businesses and are classified as part of management compensation rather than part of purchase consideration. These costs vary with the size and complexity of each acquisition and are generally inconsistent in amount and frequency, and therefore, we believe that they may not be indicative of the size and volume of future acquisition-related costs.

We provide these non-GAAP financial measures because we believe that they present a better measure of our core business and management uses them internally to evaluate our ongoing performance. Accordingly, we believe that these non-GAAP measures are useful to investors in enhancing and understanding of our operating performance. These non-GAAP measures should be considered in addition to, and not as a substitute for, comparable US GAAP measures. The non-GAAP results and a full reconciliation between US GAAP and non-GAAP results are provided in the accompanying tables at the end of this press release.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenues from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

Luxoft Holding, Inc

Alina V. Plaia, +1-212-964-9900 ext. 2404

Vice-President of Global Communications & IRO

IR@luxoft.com

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of US dollars, except share amounts)

	June 30,	As of March 31,
	2017	2017
	(Unaudited)
Assets
Current assets
Cash and cash equivalents	$98,267	$109,558
Restricted cash, current	4,071	4,000
Trade accounts receivable, net of allowance for doubtful accounts of $715 at June 30, 2017 and $435 at March 31, 2017	144,904	144,862
Unbilled revenue	29,121	14,454
Work-in-progress	6,063	2,805
Due from related parties	948	1,084
VAT and other taxes receivable	1,746	1,732
Advances issued	3,216	2,740
Other current assets	6,434	5,224
Total current assets	294,770	286,459

Non-current assets
Restricted cash, non-current	1,399	1,399
Deferred tax assets	4,208	3,423
Property and equipment, net	47,544	49,571
Intangible assets, net	116,142	120,430
Goodwill	76,918	76,918
Other non-current assets	8,477	9,007
Total non-current assets	254,688	260,748
Total assets	$549,458	$547,207

Liabilities and shareholders’ equity
Current liabilities
Short-term borrowings	$646	$633
Accounts payable	18,253	24,402
Accrued liabilities	39,055	38,513
Deferred revenue	9,075	3,815
Due to related parties	549	460
VAT and other taxes payable	19,379	21,283
Payable under foreign exchange contracts	3,007	295
Payable for acquisitions, current	16,740	17,221
Other current liabilities	1,920	2,025
Total current liabilities	108,624	108,647

Deferred tax liability, non-current	16,609	16,907
Contingent payable for software acquisition, non-current	19,818	32,206
Other non-current liabilities	2,624	2,629
Total liabilities	147,675	160,389

Shareholders’ equity
Share capital (80,000,000 shares authorized; 33,690,359 issued and outstanding with no par value as at June 30, 2017, and 80,000,000 shares authorized; 33,540,034 issued and outstanding with no par value as at March 31, 2017)	—	—
Additional paid-in capital	143,820	133,192
Common stock held in treasury, at cost (122,013 shares as of June 30, 2017; 93,813 shares as of March 31, 2017)	(7,945)	(6,028)
Retained earnings	269,825	263,508
Accumulated other comprehensive loss	(3,949)	(3,886)
Total shareholders’ equity attributable to the Group	401,751	386,786
Non-controlling interest	32	32
Total equity	401,783	386,818
Total liabilities and equity	$549,458	$547,207

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(In thousands of US dollars, except share and per share amounts)

	For the three months
	ended June 30,
	2017	2016
	Unaudited
Sales of services	$209,242	$178,049
Operating expenses
Cost of services (exclusive of depreciation and amortization)	135,599	105,752
Selling, general and administrative expenses	58,063	48,924
Depreciation and amortization	10,730	7,235
Gain from revaluation of contingent liability	(1,220)	(400)
Operating income	6,070	16,538

Other income and expenses
Interest income, net	17	32
Unwinding of discount rate for contingent liability	(801)	(117)
Other gains, net	489	407
Gain from foreign currency exchange contract	92	391
Net foreign exchange gain/ (loss)	1,480	(667)
Income before income taxes	7,347	16,584
Income tax expense	(1,030)	(2,504)
Net income	$6,317	$14,080
Net (income)/loss attributable to the non-controlling interest	—	—
Net income attributable to the Group	$6,317	$14,080

Basic EPS per Class A and Class B ordinary share
Net income attributable to the Group per ordinary share	$0.19	$0.42
Weighted average ordinary shares outstanding	33,503,344	33,199,856

Diluted EPS per Class A and Class B ordinary share
Diluted net income attributable to the Group per ordinary share	$0.18	$0.42
Diluted weighted average ordinary shares outstanding	34,297,049	33,875,832

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands of US dollars)

	For the three months ended June 30,
	2017	2016
	Unaudited
Net income	$6,317	$14,080
Other comprehensive income/(loss) income, net of tax
(Losses)/gains on derivative instruments, net of tax effect of $(102) and $144	(733)	863
Translation adjustments with no tax effects	670	(905)
Total other comprehensive loss	(63)	(42)
Comprehensive income	6,254	14,038

Comprehensive income (income)/loss attributable to the non-controlling interest	—	—
Comprehensive income attributable to the Group	$6,254	$14,038

LUXOFT HOLDING, INC

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOW

(In thousands of US dollars)

	For the three months ended
	ended June 30,
	2017	2016
	(unaudited)
Operating activities
Income from operations	$6,317	$14,080

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	10,730	7,235
Deferred tax benefit	(917)	(281)
Foreign currency exchange contracts income	(92)	(391)
(Income)/ loss on foreign exchange	(1,480)	667
Provision for doubtful accounts	267	233
Gain from revaluation of contingent liability	(1,220)	(400)
Unwinding of discount rate for contingent liability	801	117
Share-based compensation	8,052	4,860

Changes in operating assets and liabilities:
Trade accounts receivable and unbilled revenue	(12,257)	(1,042)
Work-in-progress	(3,258)	(1,170)
Due to and from related parties	225	273
Accounts payable and accrued liabilities	(986)	8,003
Deferred revenue	5,253	(30)
Changes in other assets and liabilities	(1,192)	501
Net cash provided by operating activities	10,243	32,655

Investing activities
Purchases of property and equipment	(6,285)	(3,169)
Purchases of intangible assets	(1,038)	(909)
Net cash used in investing activities	(7,323)	(4,078)

Financing activities
(Net repayment)/proceeds from of short-term borrowings	(13)	143
Acquisition of business, deferred consideration	(12,707)	(4,207)
Repurchases of common stock	(1,982)	(930)
Repayment of capital lease obligations	(58)	(15)
Net cash used in financing activities	(14,760)	(5,009)

Effect of exchange rate changes on cash and cash equivalents	549	(325)
Net (decrease)/ increase in cash and cash equivalents	(11,291)	23,243
Cash and cash equivalents at beginning of year	109,558	108,545
Cash and cash equivalents at end of period	$98,267	$131,788

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended June 30,
	2017	2017		2017
	GAAP	Adjustments		Non-GAAP
Operating income	6,070	11,904	(a)	17,974
Operating margin	2.9%	5.7%		8.6%
Net income	6,317	10,803	(b)	17,120
Diluted earnings per share	$0.18			$0.50

	Three Months Ended June 30,
	2016	2016		2016
	GAAP	Adjustments		Non-GAAP
Operating income	16,538	7,817	(a)	24,355
Operating margin	9.3%	4.4%		13.7%
Net income	14,080	6,942	(b)	21,022
Diluted earnings per share	$0.42			$0.62

Luxoft Holding, Inc

Reconciliations of Non-GAAP Financial Measures to Comparable GAAP Measures (Unaudited)

(In thousands of US dollars, except per share amounts and percentages)

	Three Months Ended
	June 30,
(a)	2017	2016
Adjustments to GAAP operating income
Stock-based compensation expense	$8,052	$4,860
Amortization of purchased Intangible assets	4,373	2,107
Gain from revaluation of contingent liability	(1,220)	(400)
Acquisition related costs	699	1,250
Total Adjustments to GAAP income from operations:	$11,904	$7,817

	Three Months Ended
	June 30,
(b)	2017	2016
Adjustments to GAAP net income
Stock-based compensation expense	$8,052	$4,860
Amortization of purchased Intangible assets	4,373	2,107
Gain from revaluation of contingent liability and unwinding of discount rate for contingent liability	(419)	(283)
Acquisition related costs	699	1,250
Tax effect of the adjustments	(1,902)	(992)
Total Adjustments to GAAP net income	$10,803	$6,942

	Three Months Ended
	June 30,
	2017	2016
Net income	$6,317	$14,080
Adjusted for:
Interest Income	(17)	(32)
Unwinding of discount rate for contingent liability	801	117
Income tax	1,030	2,504
Depreciation and Amortization	10,730	7,235
EBITDA	$18,861	$23,904
Adjusted for
Stock-based compensation	8,052	4,860
Gain from revaluation of contingent liability	(1,220)	(400)
Acquisition related costs	699	1,250
Adjusted EBITDA	$26,392	$29,614

Luxoft Holding, Inc

Schedule of supplemental information (Unaudited)

(In thousands; except percentages)

	Revenue for the three Months Ended June 30,
	2017		2016
Client location	Amount	% of sales	Amount	% of sales
North America	$79,826	38.2%	$47,996	27.0%
Europe (excl. UK)	65,501	31.3%	53,065	29.8%
UK	48,129	23.0%	61,120	34.3%
Russia	7,562	3.6%	6,945	3.9%
APAC	7,025	3.4%	7,849	4.4%
Other	1,199	0.5%	1,074	0.6%
Total	$209,242	100.0%	$178,049	100.0%

	Revenue for the three Months Ended June 30,
	2017		2016
Industry vertical	Amount	% of sales	Amount	% of sales
Financial Services	$113,470	54.2%	$122,367	68.7%
Automotive and transport	35,134	16.8%	25,452	14.3%
Digital	25,831	12.3%	19,872	11.2%
Telecom	25,543	12.2%	9,934	5.6%
Healthcare	8,733	4.2%	—	—%
Other	531	0.3%	424	0.2%
Total	$209,242	100.0%	$178,049	100.0%

15

LUXOFT HOLDING, INC

Reconciliations of Non-GAAP Forward-looking Financial Measures to Comparable GAAP Forward-looking Measures

(Unaudited)

(In thousands of US dollars, except share, per share amounts and percentages)

Year Ended March 31, 2018
Revenue	$920,000

Net income	$53,488
Adjusted for:
Interest Expense	(242)
Income tax	8,707
Depreciation and Amortization	46,359
EBITDA	$108,312
Adjusted for:
Stock based compensation	29,501
Loss from revaluation of contingent liability	682
Acquisition related costs	5,248
Adjusted EBITDA	$143,743
Adjusted EBITDA margin	15.6%

Net income	$53,488
Adjusted for:
Stock-based compensation expense	29,501
Amortization of purchased Intangible assets	19,681
Loss from revaluation of contingent liability	682
Acquisition related costs	5,248
Tax effect of the adjustments	(8,672)
Total adjustments to Net Income	$46,440
Adjusted Net Income	$99,928
Diluted weighted average ordinary shares outstanding	35,051,297
Adjusted EPS	$2.85

	Year Ended March 31, 2018
	GAAP	Adjustments	Non-GAAP
Net income	$53,488	$46,440	$99,928
Diluted earnings per share	$1.53		$2.85

16